

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 26, 2016

Mr. David B. Potts
Executive Vice President, Chief
Financial Officer and Chief
Accounting Officer
3871 Lakefield Drive
Suwanee, Georgia 30024

> **Re: Arris International plc**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-37672**

Dear Mr. Potts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Critical Accounting Policies, page 64

e) Warranty, page 71

1.   Tell us why your warranty accrual decreased by $14.2 million in 2015 (page 105) and increased by $38,938 during the six months period ended June 30, 2016. Please disclose any changes in estimates and/or assumptions in your critical accounting policies.

Notes to the Consolidated Financial Statements

Note 23. Summary Quarterly Consolidated Financial Information, page 129

2.   We note your disclosure on page129 that, "The Company also recorded a tax expense of $18.9 million on a gain recognition agreement for its Taiwanese entity, inclusive of a benefit of $18.9 million obtained from foreign tax credits generated by the transaction." Since the amounts appear to be significant, please tell us more about this agreement and/or transaction and the gain recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications